

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2020

Matthew T. Funke
Chief Financial Officer
Southern Missouri Bancorp, Inc.
2991 Oak Grove Road
Poplar Bluff, Missouri 63901

> **Re: Southern Missouri Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2019**
> **Filed September 13, 2019**
> **File No. 000-23406**

Dear Mr. Funke:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Finance